Exhibit 99.1

Baidu Announces Third Quarter 2016 Results

BEIJING, China, Oct 27, 2016 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20161.

“We saw further improvements in customer quality in the third quarter as we continued to implement stricter standards for online marketers,” said Robin Li, Chairman and CEO of Baidu. “During the quarter the growing popularity of our news feed product helped drive user stickiness in search and across the Baidu content ecosystem. We look forward to further innovating through initiatives such as our digital assistant Duer and autonomous cars, and to bringing new AI-based applications to market.”

“We continue to enhance user experience by taking proactive measures to raise customer quality and foster a healthier industry environment,” said Jennifer Li, CFO of Baidu. “Looking ahead, we will maintain this focus on delivering the best user experience, while investing in technology and infrastructure to drive long term growth.”

Third Quarter 2016 Operational Highlights

•	Mobile search monthly active users (MAUs) were 660 million for the month of September 2016, an increase of 3% year-over-year

•	Mobile maps MAUs were 348 million for the month of September 2016, an increase of 7% year-over-year

•	Gross merchandise value[2] (GMV) for Transaction Services totaled RMB19.4 billion ($2.9 billion) for the third quarter of 2016, an increase of 49% year-over-year

•	Baidu Wallet activated accounts reached 90 million at the end of September 2016, an increase of 99% year-over-year

Third Quarter 2016 Financial Highlights

•	Total revenues in the third quarter of 2016 were RMB18.253 billion ($2.737 billion), a 0.7% decrease from the corresponding period in 2015, and 6.7% year-over-year increase, excluding Qunar[3] in the third quarter of 2015. Mobile revenue represented 64% of total revenues for the third quarter of 2016, compared to 54% for the corresponding period in 2015.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate as of September 30, 2016, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) is defined as GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Takeout Delivery and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.
[3]	Qunar Cayman Islands Limited (“Qunar”) financials were consolidated in Baidu’s financial statements from July 2011 to October 26, 2015. Following Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015.

•	Operating profit in the third quarter of 2016 was RMB2.787 billion ($417.9 million), an 11.0% increase from the corresponding period in 2015. Transaction Services reduced non-GAAP operating margins by 21.4 percentage points and iQiyi further reduced non-GAAP operating margins by 7.7 percentage points for the third quarter of 2016.

•	Net income attributable to Baidu in the third quarter of 2016 was RMB3.102 billion ($465.2 million), a 9.2% increase from the corresponding period in 2015. Diluted earnings attributable to Baidu per ADS for the third quarter of 2016 were RMB8.51 ($1.28); non-GAAP net income attributable to Baidu[4] in the third quarter of 2016 was RMB3.447 billion ($516.9 million), a 6.3% increase from the corresponding period in 2015; non-GAAP diluted earnings per ADS[5] for the third quarter of 2016 were RMB9.92 ($1.49).

In the following section, comparison and analysis are provided based on reported consolidated financial results. For ease of comparison, a table with apples-to-apples adjusted financials and metrics excluding Qunar can be found at the end of the following section.

Third Quarter 2016 Results

Baidu reported total revenues of RMB18.253 billion ($2.737 billion) for the third quarter of 2016, representing a 0.7% decrease from the corresponding period in 2015.

Online marketing revenues for the third quarter of 2016 were RMB16.490 billion ($2.473 billion), representing a 6.7% decrease from the corresponding period in 2015. Baidu had about 524,000 active online marketing customers6 in the third quarter of 2016, representing a 15.9% decrease from the corresponding period in 2015.

Revenue per online marketing customer for the third quarter of 2016 was approximately RMB31, 300 ($4,694), a 10.6% increase from the corresponding period in 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.594 billion ($389.1 million), representing 14.2% of total revenues, as compared to 13.1% in the corresponding period in 2015 and 15.9% in the second quarter of 2016.

Bandwidth costs as a component of cost of revenues were RMB1.241 billion ($186.1 million), representing 6.8% of total revenues, compared to 5.3% in the corresponding period in 2015.

[4]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.
[5]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[6]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Depreciation costs as a component of cost of revenues were RMB802.3 million ($120.3 million), representing 4.4% of total revenues, compared to 3.6% in the corresponding period in 2015.

Operational costs as a component of cost of revenues were RMB1.159 billion ($173.7 million), representing 6.3% of total revenues, compared to 6.8% in the corresponding period in 2015.

Content costs as a component of cost of revenues were RMB2.211 billion ($331.6 million), representing 12.1% of total revenues, compared to 5.0% in the corresponding period in 2015. The increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB3.596 billion ($539.2 million), representing a decrease of 36.9% from the corresponding period in 2015. The year-over-year decrease was primarily due to a decrease in promotional spending for transaction services.

Research and development expenses were RMB2.614 billion ($391.9 million), a 2.8% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB418.1 million ($62.7 million) in the third quarter of 2016, compared to RMB400.3 million in the corresponding period in 2015.

Operating profit was RMB2.787 billion ($417.9 million), representing an 11.0% increase from the corresponding period in 2015. Non-GAAP operating profit was RMB3.205 billion ($480.6 million), a 10.1% increase from the corresponding period in 2015.

Income tax expense was RMB1.045 billion ($156.7 million), compared to RMB590.5 million in the corresponding period in 2015. The effective tax rate for the third quarter of 2016 was 25.3% as compared to 19.4% for the corresponding period in 2015. The increase of effective tax rate for the third quarter of 2016 reflects that some loss-generating entities in the group cannot be consolidated for tax purposes under PRC tax law.

Net income attributable to Baidu was RMB3.102 billion ($465.2 million), representing a 9.2% increase from the corresponding period in 2015. Basic and diluted earnings per ADS for the third quarter of 2016 amounted to RMB8.53 ($1.28) and RMB8.51 ($1.28), respectively.

Non-GAAP net income attributable to Baidu was RMB3.447 billion ($516.9 million), a 6.3% increase from the corresponding period in 2015. Non-GAAP diluted earnings per ADS for the third quarter of 2016 amounted to RMB9.92 ($1.49).

As of September 30, 2016, the Company had cash, cash equivalents and short-term investments of RMB78.362 billion ($11.751 billion). Net operating cash inflow for the third quarter of 2016 was RMB2.953 billion ($442.9 million). Capital expenditures for the third quarter of 2016 were RMB1.183 billion ($177.3 million).

Adjusted EBITDA was RMB4.230 billion ($634.3 million) for the third quarter of 2016, representing a 10.1% increase from the corresponding period in 2015. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the adjusted EBITDA represents a 3.1% year-over-year decrease.

Summary of adjusted financial information (excluding Qunar) 7

(RMB in millions, unless otherwise noted)

	Three months ended September 30,		YoY variance
	2016	2015
Adjusted total revenues	18,253	17,108	6.7%
Adjusted online marketing revenues	16,490	16,632	(0.9%)
Active online marketing customer (000)	524,000	529,000	(0.9%)
Revenue per active online marketing customer (RMB)	31,300	31,300	—
Adjusted cost of revenues	9,256	6,991	32.4%
Adjusted selling, general and administrative expenses	3,596	4,641	(22.5%)
Adjusted research and development expenses	2,614	2,290	14.1%

Adjusted operating profit	2,787	3,186	(12.5%)

Outlook for Fourth Quarter 2016

Baidu currently expects to generate total revenues in an amount ranging from RMB17.840 billion ($2.675 billion) to RMB18.380 billion ($2.756 billion) for the fourth quarter of 2016, representing a 4.6% to 1.7% year-over-year decrease. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the guidance represents a decrease of 2.0% to an increase of 0.9%, year-over-year. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 27, 2016, U.S. Eastern Time (8:00 AM on October 28, 2016, Beijing/Hong Kong Time).

[7]	The adjusted figures for the third quarter of 2015 only exclude Qunar related figures from Baidu’s consolidated results. Share-based compensation was allocated to related operating costs and expense line items.

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	97426339

A replay of the conference call may be accessed by phone at the following number until November 4, 2016:

International:	+61 2 8199 0299

Passcode:	97426339

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2016 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	September 30,	June 30,	September 30,
(In RMB thousands except for share, per share (or ADS) information)	2015	2016	2016
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	17,680,374	16,938,794	16,490,040
Other services	702,707	1,324,854	1,762,719

Total revenues	18,383,081	18,263,648	18,252,759

Operating costs and expenses:
Cost of revenues (note 1, 2)	(7,479,580)	(8,737,821)	(9,256,370)
Selling, general and administrative (note 2)	(5,701,859)	(4,194,489)	(3,595,985)
Research and development (note 2)	(2,689,970)	(2,464,952)	(2,613,573)

Total operating costs and expenses	(15,871,409)	(15,397,262)	(15,465,928)

Operating profit	2,511,672	2,866,386	2,786,831

Other income:
Interest income	616,171	486,857	627,308
Interest expense	(329,372)	(275,081)	(319,899)
Foreign exchange income, net	61,407	243,911	20,361
Loss from equity method investments	(8,856)	(554,533)	(248,460)
Other income, net	200,625	427,738	1,271,932

Total other income	539,975	328,892	1,351,242

Income before income taxes	3,051,647	3,195,278	4,138,073

Income taxes	(590,517)	(792,723)	(1,045,184)
Net income	2,461,130	2,402,555	3,092,889

Less: net loss attributable to noncontrolling interests	(379,939)	(11,268)	(9,441)
Net income attributable to Baidu	2,841,069	2,413,823	3,102,330

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	79.38	65.87	85.27
Net income attributable to Baidu -Diluted	79.20	65.69	85.06
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu -Basic	7.94	6.59	8.53
Net income attributable to Baidu -Diluted	7.92	6.57	8.51
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,850,398	34,652,134	34,678,734
Diluted	34,928,787	34,747,303	34,764,579
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,260,606)	(1,211,562)	(1,220,377)
Traffic acquisition costs	(2,411,180)	(2,908,401)	(2,594,452)
Bandwidth costs	(970,005)	(1,151,992)	(1,240,986)
Depreciation costs	(657,325)	(753,775)	(802,257)
Operational costs	(1,254,114)	(992,754)	(1,158,554)
Content costs	(914,545)	(1,699,015)	(2,211,373)
Share-based compensation expenses	(11,805)	(20,322)	(28,371)

Total cost of revenues	(7,479,580)	(8,737,821)	(9,256,370)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(11,805)	(20,322)	(28,371)
Selling, general and administrative	(138,133)	(93,843)	(116,646)
Research and development	(250,359)	(286,766)	(273,045)

Total share-based compensation expenses	(400,297)	(400,931)	(418,062)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	September 30,
(In RMB thousands except for number of shares and per share data)	2015	2016
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	9,959,932	11,478,890
Restricted cash	95,997	155,688
Short-term investments	57,969,242	66,882,650
Accounts receivable, net	3,927,256	4,263,833
Amounts due from related parties	1,940,559	268,405
Other assets, current	4,340,677	5,605,349

Total current assets	78,233,663	88,654,815

Non-current assets:
Fixed assets, net	10,627,127	11,181,883
Intangible assets, net	3,334,619	4,185,263
Goodwill	15,395,573	15,267,733
Long-term investments, net	37,958,591	41,229,704
Amounts due from related parties	9,725	9,491
Deferred tax assets, net	1,008,174	930,117
Other assets, non-current	1,285,836	3,494,280

Total non-current assets	69,619,645	76,298,471

Total assets	147,853,308	164,953,286

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	100,000	594,300
Accounts payable and accrued liabilities	17,840,192	20,951,215
Customer advances and deposits	5,420,230	5,913,347
Deferred revenue	375,672	526,656
Deferred income	559,855	556,855
Long-term loans, current portion	974,820	3,330,670
Capital lease obligation	46,088	16,018
Amounts due to related parties	785,945	350,713

Total current liabilities	26,102,802	32,239,774

Non-current liabilities:
Deferred income	17,413	20,324
Long-term loans	3,239,676	4,212,382
Notes payable	30,702,116	31,551,876
Deferred tax liabilities	3,441,290	3,452,308
Capital lease obligation	8,435	430
Other non-current liabilities	125,860	112,254

Total non-current liabilities	37,534,790	39,349,574

Total liabilities	63,637,592	71,589,348

Redeemable noncontrolling interests	3,947,879	5,121,763
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,113, 541 shares and 27,198,147 shares issued and outstanding as at December 31, 2015 and September 30, 2016	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2015 and September 30, 2016	3	3
Additional paid-in capital	6,402,349	7,656,137
Retained earnings	74,659,355	81,765,379
Accumulated other comprehensive loss	(806,056)	(1,162,843)

Total Baidu, Inc. shareholders’ equity	80,255,663	88,258,688
Noncontrolling interests	12,174	(16,513)
Total equity	80,267,837	88,242,175

Total liabilities, redeemable noncontrolling interests, and equity	147,853,308	164,953,286

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB thousands except for share and per ADS information, unaudited)

	Three months ended
	September 30, 2015	June 30, 2016	September 30, 2016
Operating profit	2,511,672	2,866,386	2,786,831
Add: Share-based compensation expenses	400,297	400,931	418,062

Non-GAAP operating profit	2,911,969	3,267,317	3,204,893

Add: Depreciation of fixed assets	745,876	845,365	898,890
Add: Amortization of intangible assets	184,237	137,544	125,839

Adjusted EBITDA	3,842,082	4,250,226	4,229,622

	Three months ended
	September 30, 2015	June 30, 2016	September, 2016
Net income attributable to Baidu	2,841,069	2,413,823	3,102,330
Add: Share-based compensation expenses	400,297	400,931	418,062
Add: Loss (gain) associated with the dilution of equity method investees	—	(6,893)	(73,408)

Non-GAAP net income attributable to Baidu	3,241,366	2,807,861	3,446,984

Weighted average number of ADS used in computing non- GAAP diluted earnings per ADS	349,287,867	347,473,027	347,645,787
Non-GAAP diluted earnings per ADS	9.28	8.08	9.92

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended September 30, 2015	As a % of total revenues	Three months ended June 30, 2016	As a % of total revenues	Three months ended September 30, 2016	As a % of total revenues
Net cash provided by operating activities	4,785,393	26%	4,401,914	24%	2,953,166	16%
Less: Capital expenditures	(1,861,602)	-10%	(979,635)	-5%	(1,182,627)	-6%

Free cash flow	2,923,791	16%	3,422,279	19%	1,770,539	10%